UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

ZENITECH CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	333-169494 Commission File Number	98-0360626 (I.R.S. Employer Identification No.)

Suite 1200, 1000 N. West Street, Wilmington, Delaware, 19801

(Address of principal executive offices)

(302) 295-4898

(Issuer’s Telephone Number)

Date of Mailing: June 28, 2013

ZENITECH CORPORATION

Suite 1200, 1000 N. West Street, Wilmington, Delaware, 19801

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SEC RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

June 28, 2013

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 28, 2013 of the outstanding shares of common stock, par value $.0001 per share (the “Common Stock”), of Zenitech Corporation (“we”, “us”, “our”, “Zenitech” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934  (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the purchase of shares of our Common Stock pursuant to a Stock Purchase Agreement, dated June 26, 2013 (the “Stock Purchase Agreement”), by and among Hong Yang (the “Seller”), Zenitech Corporation (the “Company”), a Delaware corporation, and Zhifang Liang ( the “Buyer”).

Under the terms of the Stock Purchase Agreement, the Seller sold to the Buyer, and the Buyer agreed to purchase from the Seller, 11,500,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Company, constituting approximately 79.97% of the issued and outstanding Common Stock, for an aggregate purchase price of $113,560.

Effective as of the Closing Date, in connection with the closing of the Share Purchase, Hong Yang (Ms. Yang), our current President, CEO and Director will resign from her respective positions, and Zhifang Liang (“Mr. Liang”) will be appointed as our Chief Executive Officer effective immediately upon closing, and will be appointed as the Chairman of our Board of Directors 10 days following the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders.  In addition, Ruitao Jiang and ZhuJun Chen will be appointed as the Directors of the Company 10 days following the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders. As of the Closing, Lirong Zheng has been appointed as the Chief Financial Officer and Secretary of the Company effective immediately.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be mailed to our stockholders of record on or about June 28, 2013.

Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Purchase. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held).  Each share of Common Stock entitles the holder thereof to one vote. As of June 26, 2013, there were 14,380,266 shares of Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Current Security Ownership

The following table sets forth certain information regarding the current beneficial ownership of our Common Stock, by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each executive officer and director of the Company, and (iii) all of our executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Class (2)
Hong Yang* Room 707 Zhidi Building, No. 6 Jiao Chang Xi Road, Guangzhou, China	12,200,000	79.97%
Mo You Yu * Room 501, 1565 Caobao Rd, Shanghai, China	380,000	2.64%
All directors and Officers as a group	12,580,000	82.61%

* Director and/or executive officer.

(1)	Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.
(2)	The percentage of class is based on 14,380,266 shares of Common Stock issued and outstanding as of June 28, 2013, prior to closing of the Stock Purchase.

Security Ownership Upon the Closing of the Share Exchange and the Private Placement

The following table sets forth certain information regarding the anticipated beneficial ownership of our Common Stock, after giving effect to the closing of the Share Exchange and the Private Placement, by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each executive officer and director of the Company, and (iii) all of our executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table will have sole voting and investment power with respect to all shares of Common Stock to be beneficially owned by them.

Name of Buyer	Number of Shares (1)	Percentage of Class (2)
Zhiliang Fang* No.55,Dingwaikeng,Duli Village,Changtai Town,Chengxiang District,Putian City, Fujian Province	11,500,000	79.97%
Ruitao Jiang* 1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District, Putian City, Fujian Province, China	0	N/A
Zhujun Chen* 1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District, Putian City, Fujian Province, China	0	N/A
Lirong Zheng* 1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District, Putian City, Fujian Province, China	0	N/A
All Directors and Officers as a group 1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District, Putian City, Fujian Province, China	11,500,000	79.97%

* Director and/ or executive officer.

(1)          Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)          Based on 14,380,266 shares of Common Stock issued and outstanding as of the Closing.

Change in Control

The disclosure set forth under “Proposed Change in Control” below is incorporated herein by reference.

PROPOSED CHANGE IN CONTROL

Prior to the Closing, the Seller owned 12,200,000, or approximately 84.84%, of the issued and outstanding shares of Common Stock and Ms. Hong Yang served as the Chief Executive Officer, President and Sole Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer).  In connection with the Closing, Ms. Hong Yang resigned from the executive officer positions she held with the Company and the Company appointed Zhiliang Fang as Chief Executive Officer effective as of the Closing and Chairman of the Company10 days following the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders.

Upon the Closing, the Buyer owned 79.97% of the issued and outstanding Common Stock.  In addition, as of the Closing, Ruitao Jiang and ZhuJun Chen have been appointed as the Directors of the Company 10 days following the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders. As of the Closing, Lirong Zheng has been appointed as the Chief Financial Officer and Secretary of the Company effective immediately.

Because of the change in the composition of our board of directors and the sale of securities pursuant to the Stock Purchase Agreement, there will be a change of control of the Company as of the Closing Date.

Consummation of the transactions contemplated by the Stock Purchase Agreement is subject to closing conditions, including, among other things, the filing with the SEC of this Information Statement and the mailing of this Information Statement to our stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officers and our proposed directors and executive officers after completing the Share Exchange.

Legal Proceedings

There are no material legal proceedings pending or threatened against us and there are no such proceedings known by us to be contemplated by governmental authorities.  There are no material proceedings to which any of our directors or executive officers, or any associate of any of our directors and executive officers, is a party adverse to the Company or has a material interest adverse to the Company or any of our subsidiaries.

Current Directors and Executive Officers

Our current officers and directors and additional information concerning them are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Hong Yang	Director, President, Secretary and Treasurer	43	July 2005
Mo You Yu	Director	50	March 2011

Business Experience

Hong Yang

Ms. Hong Yang has been the President, Treasurer, Secretary and sole director of Zenitech Corporation since July 28, 2005 (inception of the Company) and is our original founder. For the last five years, her focus has been in the business development in the health care industry in China.

Mo You Yu

Ms. Yu has been appointed as our director since March 23, 2011. Mr. Yu got his bachelor degree in International Finance and World Economics in Shanghai University of Finance and Economics of China, and he is also trained in accounting in Canada and has got his master’s degree in International Management from the Whitworth University School of Global Commerce and Management in the United States of America. He was a project investment banker having worked in Bank of China Shanghai Branch for about six years. His portfolios included many multimillion-dollar overseas joint venture projects in manufacturing, construction, off-shore oil exploration, health care, hospitality and agricultural industries. He also served as board members in some of the above corporations. For the past nine years, he organized over a dozen official delegations from China to both Canada and the US for professional training and exchange programs in the health care field. He has also assisted a US company in identifying, evaluating, contracting and outsourcing Chinese manufacturers for a plastic liner bag product for the North American market.

Mr. Yu has not previously held any positions as a director or officer of a public company and has been appointed as our director since March 23, 2011.

Proposed Executive Officers and Directors After Share Exchange

The following table sets forth the name, age, and position of our directors and officers after the Closing Date.  Executive officers are elected annually by our board of directors.  Each executive officer holds his office until he resigns, is removed by the board, or his successor is elected and qualified.  Directors are elected annually by our stockholders at the annual meeting.  Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
Zhifang Liang	55	Founder, CEO and Chairman of the Board of Directors
Ruitao Jiang	42	Director
Zhujun Chen	35	Director
Lirong Zheng	44	Chief Financial Officer and Secretary

Mr. Zhifang Liang, age 55, serves as our Chief Executive Officer and Chairman of the Board. Mr. Fang worked in the business department of Food Bureau in Putian City, Fujian Province from 1982 to 1992. He served as the deputy general manager and sales manager of Fujian Putian Liyuan Machinery C.,Ltd from 1992 to 1995 and manager of Putian Qiusi Fruit Plant from 1995 to 1997. Mr. Fang served as the manager of Changtai Tianbian Fruit

Plant in Chengxiang District of Putian City from 1997 to 2005 and vice-president of Putian Loquat Wine Industry Co., Ltd. from 2005 to 2009. Mr. Fang served as the Chairman and Chief Executive Officer of Fujian Tianfeihong Wine Co., Ltd. since 2009 until president. Mr. Fang received associate degree from Fujian Guobo TV University in 1988.

Mr. Ruitao Jiang, age 42, serves as our director. Mr. Jiang served as executive of Xiamen Meilihua Grand Hotel from 1994 to 1996 and served as manager in Fujian branch office of Guizhou Cantonese Cuisine Group from 1997 to 1999. Mr. Jiang served as general manager in Southwest region of Yunan Branch Office of Fuzhou Shenshi Company from 2000 to 2008 and general manager of Hong Kong Shennuoqi Investmetn Company from 2009 to 2011. Mr. Jiang served as director of Fujian Tianfeihong Wine Co., Ltd. since 2012 until now. Mr. Fang received bachelor degree in accounting and finance from accounting school of Fujian Provicne in 1993.

Mr. Zhujun Chen, age 35, serves as our director. Mr Chen served as executive in Henan Huike Electronics Ltd.frrm 2001 to 2005 and served as partner of Zhengzhou Zhongcheng Science and Technology Ltd. from 2006 to 2009. Mr. Chen served as director and assistant president of Yongjia Investment Holding (Hong Kong) Ltd. from 2009 to 2011 and served as director of Fujian Tianfeihong Wine Co., Ltd. from 2012 until now. Mr. Chen received degree in computer from Henan College of Inforamtion Engineering in 2001.

Ms. Lirong Zheng, age 44, serves as our Chief Financial Officer and Secretary. Ms. Zheng served as finance Manager of Putian Qiusi Fruit Plant from 1993 to 1997 and finance manager of Changtai Tianbian Fruit Plant in Chengxiang District of Putian City from 1997 to 2005. Ms. Zheng served as accountant of Putian Loquat Wine Industry Co., Ltd. from 2005 to 2009 and served as Chief Financial Officer of Fujian Tianfeihong Wine Co., Ltd. since 2009 until now. Ms. Zheng received bachelor degree in accounting from Putian College in 1993.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file.  To the best of our knowledge (based upon  a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended December 31, 2012.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the board of directors or committees performing similar functions. These functions are currently performed by the board of directors as a whole.  We do not have an audit committee charter or nominating committee charter.

Our board of directors does not currently have an express policy with regard to the consideration of any director candidates recommended by stockholders because the board of directors believes that it can adequately evaluate any such nominees on a case-by-case basis.  Our board of directors does not currently have any formal minimum criteria for nominees.  We have not received any recommendations for a director nominees from any stockholders.

As part of our obligations under the Securities Purchase Agreement, we will be required to appoint a board of directors consisting of a majority of “independent” directors (as defined under the Nasdaq Marketplace Rules) and one director designated by Euro Pacific, with at least two of such directors being fluent in English within six months of the closing of the Private Placement.  Upon such appointment, we will seek to form audit and other board committees in a manner consistent with Nasdaq listed companies.

None of our current directors and proposed directors following the Share Exchange are “independent” director under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended December 31, 2012, our board of directors acted by written consent on several occasions.  We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our board of directors does not currently have a process for our stockholders to send communications to the board of directors.  Our stockholders can currently send communications to the board of directors by writing to: Suite 1200, 1000 N. West Street, Wilmington, Delaware, 19801.  Following the Closing Date, our stockholders can send communications to the board of directors by writing to: 1849 Licheng Middle Avenue, Longqiao Street, Chengxiang District, Putian City, Fujian Province, China.

EXECUTIVE COMPENSATION

Executive Compensation Summary

We have never paid any salary or consulting fees to our existing officers.

Option/SAR Grants in Last Fiscal Year

We did not grant any stock options to our executive officers or directors from inception through the date of this Information Statement.

Director Compensation

We do not pay our directors any fees or other compensation for acting as directors. We have not paid any fees or other compensation to any of our directors for acting as directors to date.

Employment Contracts

We presently do not have any employment agreements or other compensation arrangements with any of our officers and directors.

Dated: June 28, 2013

By Order of the Board of Directors,
ZENITECH CORPORATION

By:	/s/ ___Hong Yang
Hong Yang
CEO and Chairman of the Board

By:	/s/ ___Mo You Yu_____
Mo You Yu
Director